Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Mountain Province Diamonds Announces Updated Mineral Resource Estimate
     for Gahcho Kue Diamond Project

     <<
     Shares Issued and Outstanding: 59,932,381
     TSX: MPV
     AMEX: MDM

                Indicated Mineral Resource 50.5 Million Carats
                 Inferred Mineral Resource 10.3 Million Carats
     >>

     TORONTO and NEW YORK, May 26 /CNW/ - Mountain Province Diamonds Inc.
(TSX: MPV, AMEX: MDM) (the "Company") today announced the results of an updated mineral resource estimate for the Gahcho Kue diamond project located in Canada's Northwest Territories.
     The updated National Instrument (NI) 43-101 resource report, summarized in Table 1 below, was prepared by AMEC Americas Limited (AMEC). This report describes an updated mineral resource estimate on the Gahcho Kue diamond project that incorporates information from geological and diamond revenue data updates completed since the previous Technical Report in 2003.

     <<
     Table 1: Gahcho Kue 2009 Mineral Resource Summary
     (Effective Date April 20, 2009)

     -------------------------------------------------------------------------
     Pipe           Resource         Volume      Tonnes     Carats      Grade
                 Classification       (Mm3)       (Mt)       (Mct)      (cpht)
     -------------------------------------------------------------------------
     5034          Indicated           5.1        12.7       23.9        188
                   Inferred            0.3         0.8        1.2        150
     -------------------------------------------------------------------------
     Hearne        Indicated           2.3         5.3       11.9        223
                   Inferred            0.7         1.6        2.9        180
     -------------------------------------------------------------------------
     Tuzo          Indicated           5.1        12.2       14.8        121
                   Inferred            1.5         3.5        6.2        175
     -------------------------------------------------------------------------
     Summary       Indicated          12.4        30.2       50.5        167
                   Inferred            2.5         6.0       10.3        173
     -------------------------------------------------------------------------

     Notes:
     1) Mineral Resources are reported at a bottom cut-off of 1.0 mm; cpht
        (equal sign) carats per hundred tonnes.
     2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability
     3) Volume, tonnes, and carats are rounded to the nearest 100,000
     4) Tuzo volumes and tonnes exclude 0.6 Mt of a granite raft
     5) Diamond price assumptions used to assess reasonable prospects of economic extraction reflect mid-2008 price books with a 20% increase factor. The prices assumed, on a per pipe basis (in US$), equate to
        $113/ct for 5034, $76/ct for Hearne and $70/ct for Tuzo.
     >>

     Commenting, Mountain Province President and CEO, Patrick Evans said:
"This updated mineral resource statement is the culmination of a fourteen-year exploration and evaluation program and represents a major milestone in the development of the Gahcho Kue project. In their report, AMEC confirms that the scientific and technical data on the Gahcho Kue project is now of sufficient quality and level of detail to support a feasibility study, which is currently under consideration by the Joint Venture partners."
     Industry-standard techniques were used to ensure appropriate calculation and reporting of the diamond resources at a +1 mm lower cut-off. The mineral resources were adjusted for the expected main treatment plant response by reducing recoveries in the lower size classes. AMEC had access to two sources of diamond valuations - one from WWW International Diamond Consultants (WWW), which is independent, and one from the Diamond Trading Company (DTC), which is associated with the Gahcho Kue project operator, De Beers Canada Inc. ("De
Beers"). AMEC has relied on both valuations.
     To assess reasonable prospects for economic extraction to support declaration of a mineral resource, diamond valuations from WWW and DTC were analysed, and average mid-2008 pricing, with a 20 percent increase, was applied to the resource blocks. It is common practice in the industry to assume a higher long-term commodity price when determining a cut-off grade for mineral resources than the long-term commodity price used for mineral reserves or financial analysis. Average diamond pricing was only used to assess reasonable prospects of economic extraction to support declaration of mineral resources.
     All of the indicated mineral resources and a significant portion of the inferred resources were shown to have reasonable prospects of economic extraction through open-pit mining. The inferred resources of the Hearne pipe material lying outside of the resource pit shell was, at least conceptually, shown to have reasonable prospects of economic extraction using underground mining methods. All the Gahcho Kue kimberlites remain open to depth.
     A copy of the full AMEC report will shortly be published on SEDAR and
EDGAR, and on the Company's website www.mountainprovince.com.

     Mountain Province Diamonds (49 percent) is a joint venture partner with
De Beers Canada Inc. (51 percent) in the Gahcho Kue project. De Beers is the operator of the project and can be called on to fund the project through to commercial production. Located in Canada's Northwest Territories, Gahcho Kue
is one of the largest new diamond projects under development globally.

     Qualified Person

     The Qualified Person for the estimate is Ken Brisebois, P. Eng., an AMEC employee. The estimation and classification of the mineral resources conform to industry-best practices and meet the requirements of CIM (2005).

     Note to U.S. Investors

     This press release describes minerals which have been classified as
"indicated resources" and "inferred resources" under Canadian National
Instrument 43-101. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and
Exchange Commission do not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource as defined under Canadian National Instrument
43-101 will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves nor that part or all of an inferred resource exists, or is economically or legally minable.

     Forward-Looking Statements

     This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

     %CIK: 0001004530

     /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 670-5114/
     (MPV. MDM)

CO:  Mountain Province Diamonds Inc.

CNW 15:13e 26-MAY-09